Brisa

RECEIVED

2005 APR 19 A 9:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

No. 82-34855


05007336

BEST AVAILABLE COPY

To:

U.S. Securities and Exchange Commission

Office of International Corporate Finance

Mail Stop 3-2

450 5th Street NW

Washington, DC 20549

08.ABR2005 010706

Ref: Rule 12g3-2(b) exemption: submission of information

April, 6th, 2005

SUPPL

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

PROCESSED

APR 25 2005

THOMSON FINANCIAL

Best regards,



Luís D'Eça Pinheiro

Corporate & Investor Relations



Brisa-Auto-Estradas de Portugal SA

Quinta da Torre da Aguilha - Edifício Brisa 2785-599 São Domingos de Rana

EC Carcavelos - Ap.250 2776-956 Carcavelos Portugal Tel. 21 444 85 00 Fax 21 444 87 36 www.brisa.pt

Rec[illegible] Brisa

FILE N: 82-34855

18/INST/DRICS/05
07th April 2005

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

We hereby rectify information on corporate bodies for 2005-2007 period:

AUDIT COMMITTEE:

CHAIRMAN	Dr. Jorge Alberto Weber Ramos
MEMBER	Dr. Fernando Luís Brazão Gonçalves
	Alves da Cunha, A Dias & Associados, SROC nº 74
	(represented br Dr. José Duarte Assunção Dias ROC nº 513)

Alternate Members:

Deloitte & Associados, SROC Nº 43 (represented by Dr. António Marques Dias, ROC Nº 562) and,
Engº Carlos Assunção Dias Duarte

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

Releas

Brisa

FILE N: 82-34855

BEST AVAILABLE COPY

17/INST/DRICS/05
06th April 2005

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

Required by law 4/2004 of Portuguese Stock Exchange Commission (CMVM), we inform that general meeting held on March 28, approved the following corporate bodies for the 2005-2007 period:

CHAIR OF GENERAL MEETING

Dr. Vasco Vieira de Almeida - Chairman

Dr. Luís Brito de Goes – Vice-President

BOARD OF DIRECTORS

Dr. Vasco Maria Guimarães José de Mello - Chairman

Eng. João Pedro Stilwell Rocha e Melo – Vice-President

Dr. Daniel Pacheco Amaral – Member

Dr. João Pedro Ribeiro de Azevedo Coutinho – Member

Prof. Eng. João Afonso Ramalho Sopas Pereira Bento – Member

Prof. António José Fernandes de Sousa – Member

Prof. António do Pranto Nogueira Leite – Member

Dr. Isidro Fainé Casás – Member

Dr. Luís Manuel de Carvalho Telles de Abreu – Member

Prof. Dr. Engenheiro António Ressano Garcia Lamas – Member

Dr. João Vieira de Almeida – Member

AUDIT COMMITTEE

Dr. Jorge Alberto Weber Ramos – Chairman

Dr. Fernando Luís Brazão Gonçalves – Member

Alves da Cunha, A. Henriques & A. Dias, SROC - Member

António Dias & Associados, SROC – Member

Eng. Carlos Assunção Dias Duarte - Member